Exhibit 13n

Aberdeen Asset Managers Limited

Bow Bells House, 1 Bread Street

London United Kingdom

EC4M 9HH

September 23, 2022

abrdn Income Credit Strategies Fund

1900 Market Street, Suite 200

Philadelphia, PA 19123

Re:      Amended and Restated Letter Agreement

Ladies and Gentlemen:

Reference is made to that certain Investment Advisory Agreement (the "Advisory Agreement") between abrdn Income Credit Strategies Fund (formerly, Aberdeen Income Credit Strategies Fund) (the "Fund") and Aberdeen Asset Managers Limited (the "Adviser") made as of December 1, 2017. Reference is further made to that certain Letter Agreement, dated as of April 26, 2021, between the Fund and the Adviser (the “Letter Agreement”). The parties hereto intend hereby to amend and restate the Letter Agreement effective upon the closing of a reorganization of the Fund and the Delaware Ivy High Income Opportunities Fund (the “Reorganization”) to modify the expense limitation amount. Therefore, the Adviser, intending to be legally bound, hereby confirms its agreement as follows in respect of the Fund:

1.       Expense Limitation. Subject to the terms hereof the Adviser agrees that, except as provided in Section 2 below, it will pay, absorb or reimburse the ordinary "Other Expenses" (as such term is used in the requirements with respect to Fee Tables set forth in Form N-2) of the Fund, to the extent necessary to limit, for any fiscal year, the Fund's "Other Expenses" to the “Expense Limitation”, as defined below, and for the “Initial Limitation Period” and “Subsequent Limitation Period”, as defined below. The “Expense Limitation” shall be 0.20% per annum of the Fund’s average daily net assets attributable to the Fund’s common shares for the Initial Limitation Period and 0.35% per annum of the Fund’s average daily net assets attributable to the Fund’s common shares for the Subsequent Limitation Period. The “Initial Limitation Period” shall be the period from the closing of the Reorganization until the end of the twelfth month following the Reorganization. The “Subsequent Limitation Period” shall be the period from the end of the Initial Limitation Period until October 31, 2024. In any month, the Adviser shall reimburse the Fund for Other Expenses over the Expense Limitation for the fiscal year in which such month occurs by first foregoing at that time the requisite amount of its monthly investment advisory fees under the Advisory Agreement and then, if such foregone amount is insufficient, by directly reimbursing the Fund for any additional excess Other Expenses over such Expense Limitation. For purposes of this amended and restated letter agreement (the " Amended and Restated Letter Agreement"), the Fund's average daily net assets attributable to the Fund's common shares will be determined in a manner consistent with the Advisory Agreement or, if different, the requirements of Form N-2 with respect to the calculation of Other Expenses.

2.       Specified Expenses. The Expense Limitation applies only to the Fund's Other Expenses other than (i) interest, taxes, brokerage commissions, and expenditures which are capitalized in accordance with generally accepted accounting principles; (ii) portfolio transaction and investment related expenses (including, but not limited to, dividend expenses and interest expense relating to short sales of securities); and (iii) extraordinary expenses not incurred in the ordinary course of the Fund's business.

3.       Term. This Amended and Restated Letter Agreement will remain in effect throughout the Initial and Subsequent Limitation Periods, unless terminated by either party upon thirty (30) days written notice to the other party, provided that this Amended and Restated Letter Agreement may not be so terminated by the Adviser prior to the end of the Initial or Subsequent Limitation Period. This Letter Agreement may be renewed by the mutual agreement of the Adviser and the Fund for successive terms. Unless so renewed, this Amended and Restated Letter Agreement will terminate automatically at the end of the Subsequent Limitation Period. This Amended and Restated Letter Agreement will also terminate automatically upon the termination of the Advisory Agreement unless a new investment advisory agreement with the Adviser (or with an affiliate under common control with the Adviser) becomes effective upon such termination.

4.       Excess Expenses. In consideration of the Adviser's agreement to limit the Fund's Other Expenses as provided herein, the Fund agrees to carry forward the amount of Other Expenses paid, absorbed, or reimbursed by the Adviser, for a period not to exceed three years from the date on which such expense is incurred by the Adviser ("Excess Other Expenses") and to reimburse the Adviser in the amount of such Excess Other Expenses as promptly as possible, on a monthly basis, but only to the extent that such reimbursement does not cause the Fund's Other Expenses for the fiscal year in which such month occurs to exceed either: (i) the current applicable Expense Limitation, or (ii) the expense limitation percentage that was in place at the time the Other Expenses were paid, absorbed, or reimbursed by the Adviser. For the avoidance of doubt, if, at the end of any fiscal year in which the Fund has reimbursed the Adviser for any Excess Other Expenses, the Fund's Other Expenses for such fiscal year exceed the applicable Expense Limitation, the Adviser shall promptly pay the Fund an amount equal to the lesser of (i) the amount by which the Fund's Other Expenses for such fiscal year exceed the Expense Limitation and (ii) the amount of reimbursements for Excess Other Expenses paid by the Fund to the Adviser in such fiscal year. Any payment by the Adviser to the Fund pursuant to the foregoing sentence shall be subject to later reimbursement by the Fund in accordance with this Section 4. Any reimbursement to be paid by the Fund to the Adviser pursuant to this Section 4 following the termination of this Amended and Restated Letter Agreement shall be subject to the approval of the Fund's board of trustees.

5.       Entire Agreement; Amendment. This Amended and Restated Letter Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements between the parties hereto relating to the matters contained herein and may not be modified, waived or terminated orally and may only be amended by an agreement in writing signed by the parties hereto.

6.       Construction and Forum. This Amended and Restated Letter Agreement shall be governed by the laws of the State of New York, without regard to its conflicts of law principles. Each of the parties hereto irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York, in any action or proceeding arising out of or relating to this Amended and Restated Letter Agreement or the transactions contemplated hereby, and each of the parties hereto irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court.

7.       Counterparts. This Amended and Restated Letter Agreement may be executed in any number of separate counterparts, each of which shall be deemed an original, but the several counterparts shall together constitute but one and the same agreement of the parties hereto.

8.       Severability. If any one or more of the covenants, agreements, provisions or texts of this Amended and Restated Letter Agreement shall be held invalid, then such covenants, agreements, provisions or terms shall be deemed severable from the remaining covenants, agreements, provisions or terms of this Amended and Restated Letter Agreement and shall in no way affect the validity or enforceability of the other provisions of this Amended and Restated Letter Agreement.

9.        Effective Date. This Amended and Restated Letter Agreement shall only be effective upon the closing of the Reorganization.

ABERDEEN ASSET MANAGERS LIMITED

By: /s/ Fiona McGowan
Name: Fiona McGowan
Title: Authorized Signatory

Accepted and Agreed:

ABRDN INCOME CREDIT STRATEGIES FUND

By: /s/ Robert Hepp

Name: Robert Hepp

Title: Vice President